Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated October 1, 2010

Relating to Preliminary Prospectus Supplement dated September 28, 2010 to Prospectus dated August 20, 2009

Registration No. 333-161236

FINAL TERM SHEET

October 1, 2010

CHELSEA THERAPEUTICS INTERNATIONAL, LTD.

COMMON STOCK, $0.0001 PAR VALUE

Issuer:	Chelsea Therapeutics International, Ltd.

Securities offered:	7,142,857 shares of common stock, $0.0001 par value

Price to public:	$4.90

Underwriting discounts and commissions:	5.9%

Net proceeds before expenses:	$32.9 million

Over-allotment shares:	1,071,429 shares

Dilution:	Based on a public offering price of $4.90 per share, investors in the offering will suffer immediate and substantial dilution of $3.90 per share in the net tangible book value of the common stock.

Settlement date:	October 6, 2010

Underwriters:	Deutsche Bank Securities Inc., sole book-running manager Needham & Company, LLC, co-manager

Risk Factors – Risks Related to Our Business

The risk factor disclosure under the heading “We are not currently profitable and might never become profitable” on page S-10 of the preliminary prospectus supplement dated September 28, 2010 has been revised to correct the net losses for the six months ended June 30, 2010 to the figure reported in our Quarterly Report on Form 10-Q for that period. The corrected risk factor is set forth below:

We have a history of losses and expect to incur substantial losses and negative operating cash flow for the foreseeable future, and we might never achieve or maintain profitability. Even if we succeed in developing and commercializing one or more product candidates, we expect to incur substantial losses for the foreseeable future and might never become profitable. From inception through June 30, 2010 we had losses of $111.7 million. We had net losses of $16.2 million, $25.8 million and $35.1 million for the six months ended June 30, 2010 and the years ended December 31, 2009 and 2008, respectively, and we anticipate losses for the foreseeable future. Actual losses will depend on a number of considerations, including:

•	the pace of commercialization and marketing effort for droxidopa;

•	the pace and success of preclinical development and clinical trials for droxidopa, antifolates and other product candidates;

•	possible out-licensing of our product candidates;

•	seeking regulatory approval for our various product candidates;

•	discussions with regulatory agencies concerning the design of our clinical trials;

•	our ability to identify and recruit patients into our clinical trials at costs consistent with our current estimates;

•	the pace of development of new intellectual property for our existing product candidates;

•	in-licensing and development of additional product candidates;

•	implementing additional internal systems and infrastructure; and

•	hiring additional personnel.

We also expect to experience negative cash flow for the foreseeable future as we fund our operating losses and development expenditures. As a result, we will need to generate significant revenue in order to achieve and maintain profitability. We might not be able to generate revenue or achieve profitability in the future and are unlikely to do so in the near term. Our failure to achieve or maintain profitability could negatively impact the value of our securities.

Chelsea has filed a registration statement (File No. 333-161236), as well as a prospectus supplement and an accompanying prospectus, with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus and other documents Chelsea has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Chelsea, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplements and accompanying prospectus if you request them by contacting Deutsche Bank Securities Inc., Attn: Prospectus Department, 100 Plaza One, Jersey City, NJ 07311, Telephone number: +1-800-503-4611, Email: prospectusrequest@list.db.com.